Exhibit 12.1

Mediacom Broadband LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except ratio amounts)

Earnings:
Income (loss) before income taxes	$(15,238)	$11,003	$34,852	$10,082	$(27,244)
Interest expense, net	109,869	97,282	86,125	82,536	76,790
Amortization of capitalized interest	962	821	695	503	114
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248
Interest component of rent expense(1)	2,803	2,289	2,137	2,086	1,687

Earnings available for fixed charges	$101,018	$115,995	$125,908	$97,572	$53,595

Fixed Charges:
Interest expense, net	$109,869	$97,282	$86,125	$82,536	$76,790
Capitalized interest	1,675	1,558	1,270	3,425	4,056
Amortization of debt issuance costs	2,622	4,600	2,099	2,365	2,248
Interest component of rent expense(1)	2,803	2,289	2,137	2,086	1,687
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges	$134,969	$123,729	$109,631	$108,412	$102,781

Ratio of earnings to fixed charges and preferred dividends	—	—	1.15	—	—

Deficiency of earnings over fixed charges	$(33,951)	$(7,734)	$—	$(10,840)	$(49,186)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.